Exhibit 99.1

Invitel Holdings A/S Announces Successful Change in Ownership Structure and De-Leveraging of Cash-Pay Debt

NEW YORK--(BUSINESS WIRE)--November 2, 2009--Invitel Holdings A/S (NYSE Amex U.S.:IHO) (“Invitel”) announced today the consummation of a series of transactions that will result in Mid Europa Partners Limited (“Mid Europa”) becoming the controlling shareholder of Invitel and a de-leveraging of the cash-pay debt of Invitel and its subsidiaries (the “Invitel Group”). The closing of each of these transactions was inter-conditional upon the closing of the other transactions. The series of transactions included the following transactions:

TDC A/S (“TDC”) and Mid Europa announced today the consummation of the first stage of the acquisition by Mid Europa of 10,799,782 Invitel shares held by TDC (64.6% of the outstanding shares, TDC’s entire shareholding), for $1.00 per share (the “Share Acquisition”). Pursuant to the Share Acquisition, two representatives from Mid Europa (Craig Butcher, Nikolaus Bethlen) have replaced two directors on Invitel’s board of directors (Robert R. Dogonowski, Carsten Dyrup Revsbech), and two additional Mid Europa representatives (Thierry Baudon, Michael Krammer) will replace two additional Invitel directors (Morten Bull Nielsen, Henrik Scheinemann) upon the consummation of the second stage of the Share Acquisition. The second stage of the Share Acquisition will close no later than March 31, 2010. As a result of the consummation of the first stage of the transaction, Mid Europa has become a non-controlling shareholder of Invitel. Upon the completion of the second stage of the transaction, Mid Europa will become a controlling shareholder of Invitel.

In connection with the Share Acquisition, Mid Europa has purchased all of TDC’s rights and obligations under a €34.1 million subordinated PIK loan (the “Shareholder Loan”) which has been amended and restated to increase the loan by an amount of up to €91.4 million, on terms substantially similar to the existing loan, which will be used to finance certain activities of Magyar Telecom B.V., a subsidiary of Invitel (“Magyar Telecom”). The additional funds have been principally used by Magyar Telecom to fund the purchase, for cash consideration of approximately €72 million, of approximately €85 million in combined aggregate principal amount of its 10.75% Senior Notes due 2012 and Senior Floating Rate Notes due 2013. Magyar Telecom also has used funds from the Shareholder Loan to repay €10.7 million of its €32 million subordinated term loan.

In addition, Hungarian Telecom Finance International Limited (the “Offeror”), a company controlled by Mid Europa, announced today the closing of a tender offer pursuant to which it purchased for cash €154,593,779 million (approximately 87%) of the outstanding Floating Rate Senior PIK Notes due 2013 (ISIN: XS0271778671 (144A), XS0271777947 (Reg S)) (the “PIK Notes”) issued by HTCC Holdco I B.V. (a subsidiary of Invitel). A concurrent consent solicitation by HTCC Holdco I B.V. to certain proposed amendments to the indenture governing the PIK Notes was also successfully consummated with such amendments being reflected in an amended and restated indenture.

In connection with the series of transactions set out above, core lending banks under the existing senior debt facility have confirmed their commitment to Invitel by giving their consent to a number of amendments to certain terms and covenants. A number of additional banks have provided financing under the senior facility to secure funding for the Invitel Group going forward.

Credit Suisse Securities (Europe) Limited, BNP Paribas and Calyon have acted as Joint Dealer Managers in connection with the tender offer. BNP Paribas and Calyon have acted as Global Coordinators in connection with the senior and subordinated loan facilities.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband internet services provider in the Republic of Hungary. In addition to delivering voice, data and internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about the Invitel Group. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

This press release does not constitute or form a part of an offer of securities for sale in the United States (including its territories and possessions, any State of the United States and the District of Columbia). Securities may not be offered or sold into the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, and the rules and regulations thereunder.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be a tender for any securities referred to herein in any jurisdiction in which such offer to sell or solicitation of an offer to buy or tender would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. The forwarding distribution and reproduction of this press release may be restricted by law in certain jurisdictions and persons into whose possession this press release or other information referred to herein comes should inform themselves about and observe any such restrictions.

Offer Restrictions

Belgium

Neither this press release nor any other documents or materials relating to the PIK Notes Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie en Assurantiewezen) and, accordingly, the PIK Notes Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of April 1, 2007 on public takeover bids and as defined in Article 3 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the PIK Notes Offer may not be advertised and the PIK Notes Offer will not be extended, and neither this press release nor any other documents or materials relating to the PIK Notes Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” as referred to in Article 10, of the Belgian Public Offer Law (as amended from time to time) acting on their own account. Insofar as Belgium is concerned, this press release has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the PIK Notes Offer. Accordingly, the information contained in this press release may not be used for any other purpose or disclosed to any other person in Belgium.

France

The PIK Notes Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this press release nor any other document or material relating to the PIK Notes Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers.

This press release has not been and will not be submitted for clearance to the Autorité des Marchés Financiers.

Italy

The PIK Notes Offer is not being made, directly or indirectly, in the Republic of Italy (“Italy”). The PIK Notes Offer and this press release have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, holders of PIK Notes are notified that, to the extent holders of PIK Notes are located or resident in Italy, the PIK Notes Offer is not available to them and they may not tender PIK Notes in the PIK Notes Offer and, as such, any electronic instructions (as defined below) received from such persons shall be ineffective and void, and neither this press release nor any other documents or materials relating to the PIK Notes Offer or the PIK Notes may be distributed or made available in Italy.

United Kingdom

The communication of this press release and any other documents or materials relating to the PIK Notes Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

General

This press release and any related documents do not constitute an offer to buy or the solicitation of an offer to sell PIK Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the PIK Notes Offer to be made by a licensed broker or dealer, and a Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the PIK Notes Offer shall be deemed to be made by such Dealer Manager or such affiliate (as the case may be) on behalf of the Offeror in such jurisdictions.

Each holder of PIK Notes participating in the PIK Notes Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the Statement. Any tender of PIK Notes for purchase pursuant to the PIK Notes Offer from a holder of PIK Notes that is unable to make these representations will not be accepted. Each of the Offeror, the Dealer Managers and the tender agent reserve the right, in their absolute discretion, to investigate, in relation to any tender of PIK Notes for purchase pursuant to the PIK Notes Offer, whether any such representation given by a holder of PIK Notes is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender shall not be accepted.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker, Chief Financial Officer, (011) 361-801-1374
or
U.S.:
Peter T. Noone, General Counsel, 206-654-0204